Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Progress of Property Delivery to its Customers

Beijing, September 22, 2023 -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China and also in other countries, announces that the progress of property delivery to its customers is undergoing promisingly in majors cities in China.

Recently, multiple governmental authorities jointly issued a document, incorporating the “Using Property Recognition to instead Loan Recognition” method when defining the applicable minimum down payment ratio and interest rate for home mortgage loans (the “New Method”), into the “One City, One Policy” toolkit. At the same time, the minimum down payment ratios for first- and second-time home buyers across the country have been reduced to 20% and 30%, respectively. Many cities have closely followed suit in implementing the New Method, particularly in Henan, Qingdao, and other regions, where housing purchase and sales restrictions have been completely cancelled, significantly and positively impacting the real estate market and local enterprises in the real estate sectors.

The continuous implementation of favorable policies has boosted the confidence of home buyers. Despite the real estate market experiencing a downturn and significant industry adjustments in recent years, the Company has successfully delivered most of its projects as scheduled. In the first half of 2023, the Company completed the delivery of six projects in eight batches, totaling nearly 5,000 units with a delivery gross floor area of 400,000 square meters. In the fourth quarter of 2023, various projects of the Company, including those in Beijing, Xi'an, Chengdu, and Henan, will also experience a surge in deliveries.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi’an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about future debt and financial position, potential future collaborative efforts, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; the impact of pandemics, such as Covid-19, on the real estate market and the economies in our markets; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2022. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.

Mr. Sichao Zhang

Investor Relations

Tel: +86 (10) 8588-9376

Email: irteam@xyre.com